UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Ship Finance International Limited (the "Company") dated March 15, 2007, announcing the Company's sale of the single hull very large crude carrier, the Front Vanadis.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                        Ship Finance International Limited



Dated:  March 21, 2007                  By /s/ Lars Solbakken
                                           -----------------------------------
                                             Name:  Lars Solbakken
                                             Title: Chief Executive Officer
                                                    Ship Finance Management AS

                                  Exhibit 99.1


SFL - Sale of the single-hull  VLCC Front Vanadis

Press release from Ship Finance International Limited March 15, 2007

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it is has agreed to sell the single-hull VLCC Front Vanadis to a subsidiary of Taiwan Maritime Transportation Co., Ltd. ("TMT" or the "Buyer"), an unrelated third party. The sale will be in the form of a hire-purchase agreement, where the vessel will be chartered to the Buyer for a
3.5 years period, with a purchase obligation at the end of the charter.

There will a gross upfront payment of $12.5 million from TMT, and the gross bareboat charter rate will be $25,000 per day during the charter period. The purchase obligation at the end of the charter is $3 million. In addition, the Buyer will have quarterly purchase options during the charter, starting at $27.9 million, and reducing gradually over the term of the charter. Ship Finance has agreed to pay a compensation payment of approximately $13.1 million to Frontline Ltd. ("Frontline") for the termination of the current charter.

During the term of the new charter, Ship Finance will receive on average approximately $10,000 more per day compared to the base rate in the current charter agreement with Frontline, net of operating expenses.

Following this sale, and after the delivery of six other suezmax single-hull tankers previously announced sold, Ship Finance will only have 10 single hull vessels remaining in the fleet, of which three have double sides. This is significantly less than the 18 single hull vessels in the fleet only four months ago. Of the remaining crude oil tankers without double hull, Frontline has, as charterer, secured profitable sub-charters for seven of the vessels, and only the three vessels with double sides are currently traded in the spot market.

The reduction of the single hull tanker exposure is in line with the Company's strategy of focusing on modern assets in various shipping and offshore market segments. Including newbuildings and recently announced acquisitions and sales, the Company's fleet will consist of 56 vessels, essentially all on medium to long term charters.


March 15, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda


Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243




SK 23153 0001 757857